RICK'S CABARET INTERNATIONAL, INC.
                                10959 CUTTEN ROAD
                              HOUSTON, TEXAS 77066

                                  May 25, 2006

BY FAX:  202-772-9202

U.S. Securities and Exchange Commission
Office of Structured Finance and
       Transportation and Leisure
Attn:  Letty G. Lynn
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:     RICK'S CABARET INTERNATIONAL, INC.
             POST EFFECTIVE AMENDMENT TO
             ---------------------------
             FORM SB-2 REGISTRATION STATEMENT
             --------------------------------
             (Commission File No. 333-127799)
             As Filed on May 16, 2006 and amended on May 23, 2006

Dear Ms. Lynn:

     On behalf of Rick's Cabaret International, Inc. (the "Company"), I hereby request that the effectiveness of the Post-Effective Amendments No. 1 and No. 2 to the Registration Statement of the Company as referred to above be accelerated to Friday, May 26, 2006.

     The Company acknowledges the following:

               - Should the Commission or the staff, acting by delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the registration statement.
               - The action of the Commission or the staff, acting by delegated authority in declaring the registration statement effective, does not relieve the Company from its full responsibility for the accuracy of the registration statement's disclosure.
               - The Company may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in an proceedings initiated by the Commission or any person under the United States' federal securities laws.

     If you have any questions or need any additional information, please contact me at your earliest convenience. I thank you in advance for your attention to this matter.

                                        Very truly yours,

                                        /s/ Eric Langan
                                        Eric Langan
                                        President and Chief Executive Officer